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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

                            PSYCHEMEDICS CORPORATION
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                                (Name of Issuer)

                         COMMON STOCK - $.005 PAR VALUE
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                                    744375106
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).



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                                  SCHEDULE 13G

CUSIP No. 744375106

1)       Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above

         Persons

                           Werner A. Baumgartner

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b) X

3)       SEC Use Only

4)       Citizenship or Place of Organization  U.S.A.

Number of Shares                    5)      Sole Voting Power   149,500
Beneficially Owned
By Each Reporting                   6)      Shared Voting Power 1,517,167
Person With
                                    7)      Sole Dispositive Power 149,500

                                    8)      Shared Dispositive Power  1,517,167

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,666,667

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)      Percent of Class Represented by Amount in Row (9)  8.4%

12)      Type of Reporting Person (See Instructions)        IN

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                                  SCHEDULE 13G

CUSIP No. 744375106

1)       Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above

         Persons

                           Annette Baumgartner ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b) X

3)       SEC Use Only

4)       Citizenship or Place of Organization

Number of Shares                    5)      Sole Voting Power   0
Beneficially Owned
By Each Reporting                   6)      Shared Voting Power 1,517,167
Person With
                                    7)      Sole Dispositive Power 0

                                    8)      Shared Dispositive Power  1,517,167

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,517,167

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)      Percent of Class Represented by Amount in Row (9)  7.7%

12)      Type of Reporting Person (See Instructions)        IN

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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13G

                                 AMENDMENT NO. 8

Item 1   (a)    Name of Issuer:  Psychemedics Corporation

         (b)    Address of Issuer's Principal Executive Offices:

                         1280 Massachusetts Avenue
                         Cambridge, Massachusetts  02138

Item 2   (a)    Name of Person Filing:  Werner A. Baumgartner and Annette
                Baumgartner

         (b)    Address of Principal Business Office or, if none,

                         Residence:         24622 Skyline View Drive
                                            Malibu, California  90265

         (c)    Citizenship:  USA

         (d)    Title of Class of Securities, Common Stock, $.005 par value

         (e)    CUSIP NUMBER:  744375106

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                            Not Applicable

Item 4 Dr. Baumgartner is the beneficial owner of options to require 149,500 shares of Common Stock. Dr. and Mrs. Baumgartner are Trustees of family and charitable trusts which own an aggregate of 1,517,107 shares of Common Stock.




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Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not Applicable

Item 8          Identification and Classification of Members of the Group:

                This Schedule 13G is being filed by Werner and Annette Baumgartner. Dr. and Mrs. Baumgartner each expressly disclaims beneficial ownership of the securities held by the other, and each disclaims the existence of a group.

Item 9          Notice of Dissolution of Group:

                Not Applicable

Item 10         Certification

                Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                                     January 15, 1996
                                                     -------------------------
                                                     Date

                                                     /s/ Werner A. Baumgartner
                                                     -------------------------
                                                     Signature

                                                     Werner A. Baumgartner
                                                     -------------------------
                                                     Name/Title

                                                     /s/ Annette Baumgartner
                                                     -------------------------
                                                     Signature

                                                     Annette Baumgartner
                                                     -------------------------
                                                     Name/Title